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Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

November 23, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Ms. Celia Sohner

  Re:
  Generac Holdings Inc.
  Registration Statement on Form S-1
  File No. 333-162590

Dear Ms. Sohner:

On behalf of our client, Generac Holdings Inc. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1 (the "Registration Statement") of the Company (File No. 333-162590), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff's letter of November 16, 2009. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

General

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information.

    The Company will disclose the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document, in a subsequent amendment to the Registration Statement. The Company understands that the Staff may have additional comments after it files this information.

Prospectus cover

2.
Please provide us with a copy of all artwork that you intend to include in your prospectus.

    The Company will supplementally provide the Staff with copies of the artwork it intends to use in the prospectus as soon as they are available.

Prospectus summary, page 1

3.
Your prospectus summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering, Additionally, your summary should be a balanced presentation of the most significant aspects of your offering—not merely a recitation of extensive details regarding the positive aspects of the investment that only later addresses risks and then only at a high level and leaves balancing details for later in the document. Therefore, it is unclear why much of the detail in this section regarding your business, market, strengths and strategy is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document. Please revise substantially.

    The Company has substantially revised the prospectus summary on pages 1-6 in response to the Staff's comment. Specifically, the Company has deleted a significant amount of the detail in the summary regarding the Company's business, market, strengths and strategy.

Our company, page 1

4.
Please provide us with support for your market standing and the market opportunity data that you have included here and throughout your prospectus. Clearly mark the relevant sections that support the data you have included and the page number of your registration statement where such data has been used. Furthermore, please also tell us:

  •
  how you confirmed that the data used in your registration statement reflects the most recent available information;

  •
  whether all of the data is publicly available;

  •
  whether you paid for the compilation of any of the data;

  •
  whether any data was prepared for your use in the registration statement; and

  •
  whether the authors of the data consented to your use of such data in the registration statement.

  If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

    The Company has complied with the Staff's comment by supplementally providing the Staff with marked copies of documents supporting its market standing and the market opportunity data that it has included throughout the prospectus and an explanation of such data. In addition:

    •
    The Company confirms that the data used in the Registration Statement reflects the most recent available information. For each Frost & Sullivan report cited, the

      Company has used the latest Frost & Sullivan reports available. For the U.S. Census Bureau report, the U.S. Census Bureau has not commissioned a housing survey since 2007. The Rosen Consulting Group report was released in September 2009. The Baird research report on Briggs & Stratton was released on August 14, 2009. The NPD Generator Owner Study, which supports a number of the management estimates in the Registration Statement, was completed in May 2008.

    •
    The Company confirms that all supporting documentation provided is publicly available, other than data provided by the NPD Generator Owner Study. The Frost & Sullivan reports are publicly available for a fee, which the Company has paid. The U.S. Census Bureau report is publicly available. The Rosen Consulting Group report is publicly available for a fee, which was paid by J.P. Morgan, one of the underwriters of the initial public offering. The Baird research report is publicly available for a fee from equity research websites, which our principal stockholder, CCMP Capital, or CCMP, has paid.

    •
    The Company confirms that it has not paid for the compilation of any of the data, other than data provided by the NPD Generator Owner Study, which was a report the Company commissioned in 2008.

    •
    The Company confirms that no data was prepared for its use in the Registration Statement.

    •
    The Company confirms that the authors of the data consented to the use of such data in the Registration Statement in cases where consents were required. The Company has received the required consents from Frost & Sullivan and the Rosen Consulting Group. No consent is required from the U.S. Census Bureau because the report is publicly available. No consents are required from Baird or the NPD study because the reports are not cited in the Registration Statement.

5.
Regarding your disclosure here and on page 6, please tell us the basis for, or provide us documentation that supports, your belief that your production costs are among the lowest in your industry.

    The Company has complied with the Staff's comment by supplementally providing the Staff with documentation supporting the Company's belief that its production costs are among the lowest in the industry.

Summary historical consolidated financial and other data, page 11

6.
We note your presentation of summary historical financial data for the twelve months ended June 30, 2009, which you state is a non-GAAP presentation. Please tell us why you have presented this information in your summary financial data. Please also tell us whether there were any significant unusual or non-recurring items that occurred in the combined periods. For example, discuss whether there was a significant quarterly increase in revenue in one of periods that is not expected to continue to occur or was due to an increase of outage activity in the period. Please further tell us how you considered Item 10(e) of Regulation S-K and Article 11 of Regulation S-X in presenting this information. Discuss why you believe the disclosures included provide sufficient information to investors about the information presented. Alternatively, please remove the financial data for the twelve months ended June 30, 2009.

    The Company has presented financial data for the twelve months ended September 30, 2009 (updated in the Amendment) in its presentation of summary historical financial data because the Company believes the presentation provides useful information to investors regarding the Company's recent financial performance. The Company's management and Board of Directors view the "last twelve months" as a key measurement period within which to assess its historical results. In addition, the Company uses trailing four quarters financial information for the calculation of "Covenant EBITDA" in its senior secured credit facilities, as discussed on pages 61-62. The Company confirms that there were no significant unusual or non-recurring items that occurred in the combined periods, other than the non-cash charges and other expenses added back as part of the Covenant EBITDA calculation which are also reflected in the results presented in the table for the year ended December 31, 2008. The Company considered Item 10(e) of Regulation S-K and Article 11 of Regulation S-X in its presentation of financial data for the twelve months ended September 30, 2009 in that (i) the information is presented as supplemental information with no more prominence than the comparable GAAP financial measures; (ii) the reconciliation to directly comparable GAAP financial measures (i.e. the corresponding information for the year ended December 31, 2008 and the nine-months ended September 30, 2008 and September 30, 2009) is understandable; and (iii) management believes the information provides useful information to investors regarding the Company's financial condition and results of operations. The Company believes that the disclosure included provides sufficient information to investors about the information presented because it describes how management uses the information, why the Company believes the information is important to investors, and how the data is calculated using the comparable GAAP financial measures found in the table. The Company has revised the disclosure on page 12 to provide more explanatory detail about this information.

7.
We note that 'adjusted EBITDA' does not appear to meet the exception described in Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (FAQ), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. For example, we note that adjusted EBITDA is not calculated exactly in accordance with your debt covenant. Please tell us how management uses this measure internally and discuss why you believe the presentation of adjusted EBITDA is in accordance with Item 10(e)(1)(ii) of Regulation S-K. Please also tell us how you considered Questions 8 and 10 from the FAQ. Alternatively, you may remove references to this non-GAAP measure.

    The Company believes that the presentation of Adjusted EBITDA is appropriate and important to investors because the Company's management considers Adjusted EBITDA to be an important supplemental measure of its operating performance for planning purposes, including the preparation of internal budgets and projections, as well as to facilitate the evaluation of business strategies and for determining achievement of targets under the Company's management incentive plans. Management also uses Adjusted EBITDA as part of the calculation of Covenant EBITDA to determine compliance with financial covenants under the Company's credit facilities. The Company believes its presentation of Adjusted EBITDA is in accordance with Item 10(e)(1)(ii) of Regulation S-K because (i) although, as noted below in the response to Staff comment No. 11, the Company is presenting Adjusted EBITDA primarily as a performance measure, to the extent that Adjusted EBITDA could be viewed as a non-GAAP liquidity measure for purposes of Item 10(e)(1)(ii)(A), the Company is relying on the guidance provided in Question 10 of the FAQ in presenting items that exclude charges or liabilities that require cash settlement, as explained below, (ii) the Company has not identified as non-recurring, infrequent or unusual the adjustments included in its calculation of Adjusted EBITDA and is relying on the guidance provided in Question 8 of the FAQ, as explained below, with respect to adjustment for charges or gains that may be reasonably likely to recur within two years or for which there was a similar charge or gain within the prior two years, (iii) the Company does not present Adjusted EBITDA on the face of its financial statements presented in accordance with GAAP or in the accompanying notes; (iv) the Company does not present Adjusted EBITDA on the face of any pro forma financial information required to be disclosed by Article 11 or Regulation S-X; and (v) the term "Adjusted EBITDA" is not the same as, nor confusingly similar to, any descriptions used for GAAP financial measures.

    The Company considered Question 8 from the FAQ in that (i) the Company discloses the manner in which management uses Adjusted EBITDA to conduct and evaluate the Company's business; (ii) the Company discloses the economic substance behind management's decision to use Adjusted EBITDA; (iii) the Company discloses the material limitations associated with the use of Adjusted EBITDA as compared to the use of the most directly comparable GAAP financial measure, in this case net income; (iv) the Company discloses the manner in which management compensates for these limitations when using the non-GAAP financial measure; and (v) the Company discloses the substantive reasons why management believes Adjusted EBITDA provides useful information to investors.

    Insofar as the Company also uses Adjusted EBITDA as the basis for determining compliance with the covenants in its credit facilities, the Company also considered Question 10 from the FAQ. The Company believes that its presentation is consistent with the guidance provided under Question 10 because (i) the Company discloses the materiality of the credit agreement and the covenant; (ii) the Company discloses the amount required for compliance with the covenant; and (iii) the Company discloses the actual and reasonably likely effects of non-compliance with the covenant on the Company's financial condition and liquidity. The Company has revised the disclosure in footnote (6) on page 13 in response to this part of the Staff's comment.

8.
Please also tell us how management uses EBITDA internally and ensure that you provide all of the disclosures required by Item 10(e) of Regulation S-K for this measure as well as Adjusted EBITDA.

    The Company has revised the summary historical financial and other data on pages 11 and throughout the prospectus to delete all references to "EBITDA" in response to the Staff's comment.

9.
We note your disclosure that you present 'adjusted EBITDA' because of its importance for purposes of your senior secured credit facilities, because you consider it to be an important supplemental measure of your performance and because you believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of your company. We also note that you present EBITDA. Please note that in order to comply with Item l0(e)(l)(i)(C), you should revise your disclosure to state why management believes each of these measures provides useful information to investors, including focusing on why management believes it is useful to include or exclude each of the reconciling items noted in the reconciliation.

    As noted previously, the Company has revised the summary historical financial and other data to delete all references to "EBITDA." In addition, the Company has provided additional disclosure describing why management believes Adjusted EBITDA provides useful information to investors and the rationale for the reconciling items in footnote (6) on page 13.

10.
In addition, while you are not prohibited from omitting recurring items from your non-GAAP measure, you must meet the burden of demonstrating the usefulness of any such measure. There are other disclosures which may be necessary as outlined in Question 8 of the FAQ. These disclosures should be clear and thorough regarding the measure. Please tell us how you considered each of these requirements in your disclosure.

    As noted above in response to Comment No. 7, the Company considered Question 8 of the FAQ and has revised the disclosure on page 13 in response to the Staff's comment.

11.
Please tell us and clearly disclose whether management uses "EBITDA" and "adjusted EBITDA" as performance measures, liquidity measures, or both and why.

    As noted above, the Company has revised the summary historical financial and other data to delete all references to "EBITDA" in response to the Staff's comment.

    With respect to Adjusted EBITDA, the Company's management uses Adjusted EBITDA principally as a performance measure, and the Company has revised the disclosure in footnote (6) on page 13 to state this clearly. The Company's management considers Adjusted EBITDA to be an important supplemental measure of its operating performance for planning purposes, including the preparation of internal budgets and projections, as well as to facilitate the evaluation of business strategies and for determining achievement of targets under the Company's management incentive plans. Management also uses Adjusted EBITDA as part of the calculation of Covenant EBITDA to determine compliance with financial covenants under the Company's credit facilities.

Risk factors, page 17

12.
Please note that your risk factors must immediately follow your prospectus summary or one-page prospectus cover. Although we do not currently intend to comment regarding your table of contents on page i, please relocate your disclosure on page ii to an appropriate section of your document.

    The Company has relocated its disclosure on page ii to pages 8 and 69 in response to the Staff's comment.

13.
We note the reference on page 22 to SFAS 142. Please note that the FASB Accounting Standards Codification is effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, when you update your financial statements, please also revise any references to accounting standards accordingly.

    The Company has revised the reference on page 22 and throughout the document in response to the Staff's comment. In addition, the Company intends to revise any references to accounting standards as appropriate in future filings.

14.
We note from disclosure throughout your prospectus that your generators are fueled by natural gas, liquid propane, gasoline, diesel and a combination of natural gas and diesel. However, we note that you have not included disclosure addressing any risks regarding the fluctuating prices of these fuel sources. Please advise, or revise to provide risk factor disclosure, as appropriate.

    The Company respectfully advises the Staff that it does not believe that fluctuating prices of fuel sources are a significant risk for the Company. Historically, the Company has not experienced any significant direct correlation between prices of fuel sources and unit sales. The Company believes that fuel cost is not generally considered a significant purchase consideration by customers for the Company's standby generators, which are the Company's primary products, because unlike permanent power sources, the run-time of a standby generator is relatively short and limited amounts of fuel are utilized.

Decreases in the availability, or increases in the cost of raw materials…, page 18

15.
If you do not have material long-term supply contracts, please highlight the resulting risks. Otherwise, please file the material contracts as exhibits to your registration statement.

    The Company has provided additional disclosure in the risk factor on page 17 to highlight the resulting risks.

As a public company, we will be required…, page 26

16.
Please tell us how you determined the December 31, 2011 date. Cite all authority on which you rely.

    The Company has revised the disclosure on page 25 to reflect a December 31, 2010 date. The Company's current intention is to request effectiveness of the Registration Statement in January 2010. Under this scenario, the Company would file its first Annual Report on Form 10-K for the year end December 31, 2009. In accordance with instruction 1 of Item 308 of Regulation S-K, the Company will be required to provide the report of management on internal control over financial reporting and the attestation report of its accounting firm for the fiscal year ended December 31, 2010 as indicated in the revised disclosure.

Use of proceeds, page 33

17.
Please disclose the approximate amount of net proceeds intended to be used for each identified purpose.

    The Company has revised the disclosure on page 33 in response to the Staff's comment. The Company will complete the disclosure by filling in the blanks when it discloses a price range in a subsequent amendment to the Registration Statement.

Capitalization, page 35

18.
Please remove the caption relating to cash and cash equivalents from your presentation of capitalization.

    The Company respectfully advises the Staff that it believes that the presentation of cash and cash equivalents in this table is appropriate because it has a large amount of cash and cash equivalents on its balance sheet in proportion to its total capitalization, which the Company believes could be material to investors. In addition, the calculation of the leverage ratio required by its senior secured credit facilities includes a net debt adjustment, which is determined based on cash and cash equivalents. Because the first introductory sentence to the table clearly states that the table sets forth "cash and cash equivalents and our capitalization," the Company believes that the inclusion of cash and cash equivalents will be helpful to investors and is unlikely to create investor confusion. The Company also respectfully believes that the presentation of cash and cash equivalents with capitalization is common in similar transactions and for that reason is also unlikely to create confusion for investors.

19.
Please tell us why you did not separately present the pro forma impact of the Corporate Reorganization and the sale of your common shares in your initial public offering so that readers could understand the impact of each of these transactions on your capitalization. Please similarly address for your presentation of dilution on page 36.

    The Company respectfully advises the Staff that it did not separately present the pro forma impact of the Corporate Reorganization and the sale of its common shares in its initial public offering in the capitalization table and the presentation of dilution because the Corporate Reorganization will occur if, and only if, the initial public offering is completed. The Corporate Reorganization and the sale of Company common shares in the initial public offering will occur substantially simultaneously. Accordingly, the Company believes that providing separate disclosure of the impact of the Corporate Reorganization without the initial public offering would not enhance disclosure and could give rise to confusion.

Dilution, page 36

20.
We note that the table includes an item for the "decrease in pro forma net tangible book value per share attributable to the issuance of restricted stock." Please tell us about and disclose the nature of this item. Please also tell us why you have not included a separate item to reflect the pro forma impact of the Corporate Reorganization.

    The Company is currently determining the terms of its equity incentive plan, which may include grants of restricted stock. If such grants are made, the Company will provide additional information on the "decrease in pro forma net tangible book value per share attributable to the issuance of restricted stock"; if no grants are made, the Company will delete this disclosure. In addition, as noted above in the response to Comment No. 19, the Company did not separately present the pro forma impact of the Corporate Reorganization and the sale of its common shares in its initial public offering in the presentation of dilution because the Corporate Reorganization will occur if, and only if, the initial public offering is completed. The Corporate Reorganization and the sale of Company common shares in the initial public offering will occur substantially simultaneously. Accordingly, the Company believes that providing separate disclosure of the impact of the Corporate Reorganization without the initial public offering would not enhance disclosure and could give rise to confusion.

Selected historical consolidated financial data, page 38

21.
Please remove the word "(Unaudited)" from the table to avoid giving the impression that the other financial data is audited. You may clearly describe in the narrative whether or not each column was derived from audited or unaudited financial statements.

    The Company has removed the word "Unaudited" from the table on pages 39-40 as well as from the summary financial data table on pages 11-12.

22.
The presentation of the amount for total assets appears to represent a total of the amounts above this item due to the placement of lines above and below this amount and the placement of dollar signs. However, we note that the items listed above total assets do not include all of your assets or total to this amount. We also note that the presentation excludes your most significant assets, while separately presenting assets which total approximately 27% of your total assets. Please revise your presentation to clearly present your financial information.

    The Company has revised the disclosure on page 40 to add line items, including "Goodwill" and "Other intangibles and other assets," so that the line items presented in the table include (and sum up to) the Company's total assets.

Management's discussion and analysis of financial condition..., page 41

Components of net sales and expenses, page 44

23.
Please tell us the nature of your "shipping net sales" and why you "recognize" these sales when customers reimburse you for finished product shipping costs but realize them at the time of shipment. Tell us when you record the related costs and why. Cite the accounting literature upon which you relied. Please also tell us why this accounting policy is not included in your accounting policy footnotes in the financial statements.

    The Company has revised the disclosure on page 45 to clarify its policy for recognizing net sales related to shipping and handling charges.

Critical accounting policies, page 47

24.
We note that you consider goodwill impairment to be a critical estimate. Accordingly, consistent with Regulation S-K 303(a)(3)(ii), which requires a description of a known uncertainty, please provide the following disclosures for your reporting unit if it is at risk of failing step one or tell us why you believe the disclosure is not required:

  •
  description of the key assumptions used in your estimate of fair value and how the key assumptions were determined;

  •
  discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

  •
  description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Because market conditions have improved, the Company respectfully advises the Staff that it does not currently believe that its reporting unit is at risk of failing step one. The Company has, however, revised the disclosure on pages 48-49 to provide further transparency regarding its critical estimates in response to the Staff's comment.

25.
Given the significance of the impairment loss recognized, please tell us and disclose how you determined the implied fair value of goodwill as of October 31, 2008.

    The Company has revised the disclosure on page 48 to describe how it calculates the implied fair value of goodwill.

Results of operations, page 50

26.
We note that throughout the discussion of your results of operations you cite reasons for changes in net sales. However, the analysis of these changes is general and vague. Please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

    The Company respectfully advises the Staff that given the wide range of products the Company sells, the level of customization for many of the Company's products, and the changes in product features on a year-to-year basis, the Company is unable to present a sufficiently accurate or meaningful price versus volume breakdown for the change in net sales. Rather, the Company has provided a further breakdown of the changes in net sales on a period-to-period basis to address the Staff's comment regarding the generality of the analysis. We believe this approach is consistent with other public manufacturing companies with similar product profiles.

27.
Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that operating expenses for the six months ended June 30, 2009 increased due to "higher variable selling and service expenses in connection with [y]our increase in net sales, such as warranty, commission and credit card fees, as well as higher advertising costs." However, you do not quantify the impact of each of these factors. In addition, each of the factors that contributed to the changes in margins and the significant changes in expense amounts each period should be quantified and discussed, to the extent practicable, along with details of whether these are trends that are expected to continue or have had a material impact on your results. The fluctuations in balance sheet accounts (e.g. inventory, receivables, etc.) should also be addressed. Refer to Item 303 of Regulation S-K.

    The Company has modified the disclosure throughout the discussion of results of operations to provide further quantitative and qualitative detail for changes in financial statement line items to the extent practicable.

28.
With a view toward clarified disclosure, please tell us how your results reflect the "significant reduction in product cost" mentioned in your second paragraph under "Industry trends" on page 41.

    The Company respectfully advises the Staff that the disclosure on page 41 indicates that the reduction in product cost occurred over the last decade and that most of this reduction occurred before the financial periods shown in the Registration Statement. We have revised the disclosure on that page to clarify that the sentence is referring to a long-term trend. In the shorter term, the cost of raw materials has increased in the last two years, which has led to increases in product costs.

Six months ended June 30, 2009 compared to six months ended June 30, 2008, page 50

Operating expenses, page 51

29.
We note your disclosure that amortization increased because of the recharacterization of certain trade names from indefinite useful life to finite useful life. Please revise to quantify the impact of the additional amortization and disclose the events and circumstances that caused the change.

    The Company has revised the disclosure on page 52 to quantify the impact of the additional amortization and to disclose the events and circumstances that caused the change.

30.
In addition, please tell us the amounts of trade names recharacterized and the basis for the recharacterization. Discuss why you originally determined that the useful life as infinite including the criteria in paragraph 350-30-35-3 of the FASB Accounting Standards Codification (or FASB ASC) (formerly paragraph 11 of SFAS 142). Then discuss why you changed your determination. Please also tell us how you considered the disclosure requirements of paragraph 250-10-50-4 of FASB ASC (formerly paragraph 22 of SFAS 154).

    The Company supplementally advises the Staff that it has one trade name that was recharacterized in 2008 from indefinite lived to defined life, which had a net book value of $87.4 million prior to the impairment charge. The basis for both the recharacterization and the impairment charge was the Company's commitment to a re-branding strategy, pursuant to which the trade name is being phased out over time. As a result of this action, the trade name was written down to its estimated realizable value of $8.7 million, which will be amortized over its remaining useful life of two years.

    Pursuant to FASB ASC 350-30-35-3, the Company originally determined that the trade name was indefinite lived at the time of the CCMP transaction in November 2006. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. At the time of the CCMP transaction, no legal, regulatory, contractual, competitive, economic, or other factors limited the useful life of the trade name to the Company. Therefore, the Company expected the trade name to indefinitely contribute directly or indirectly to its future cash flows. However, in the fourth quarter of 2008, the Company committed to the aforementioned re-branding strategy, which limits the useful life of the trade name as it will be phased out over time.

    The Company considered FASB ASC 250-10-50-4, which requires a description of a change in estimate to be disclosed whenever the financial statements of the period of change are presented if the change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods. The Company respectfully advises the Staff that it has included a discussion of the trade name recharacterization in "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies—Goodwill and other intangible assets" on page 52 that addresses the disclosure requirements of FASB ASC 250-10-50-4. We have also added a change in estimate description on page F-44.

Cash flow, page 56

31.
Please disclose the nature of the "certain derivatives" that resulted in the unrealized loss, and explain clearly the operation of the derivative including how the derivative generated the loss.

    The Company respectfully advises the Staff that the term "certain derivatives" refers to the Company's interest rate swaps, and a detailed explanation can be found in footnote (2) under "Notes to condensed consolidated financial statements" on pages F-44 and F-45. The interest rate swaps were highly effective until January 3, 2009. The interest rate swaps became ineffective due a change in the Company's interest rate election, which changed a critical term of the hedge. As a result, the effective portion of the interest rate swaps prior to the change will remain in accumulated other comprehensive income and will be amortized as interest expense over the remaining period of the originally designated hedged transactions. We have also revised the disclosure on page 58 to specifically identify the interest rate swap in response to the Staff's comment.

Senior secured credit facilities, page 58

32.
We note your disclosure of "Covenant EBITDA." Please also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity.

    The Company has revised the disclosure on page 62 to disclose the reasonably likely effects of non-compliance with the covenant on its financial condition and liquidity in response to the Staff's comment.

33.
Please tell us why the table on page 61 includes the calculation of "Adjusted EBITDA" for the six months ended June 30, 2008 and 2009. We note that you do not also show "Covenant EBITDA" and the ratio of consolidated total debt to Covenant EBITDA for these periods. Further, it is not clear why you are also including subtotals for the calculation of EBITDA and Adjusted EBITDA in the table. These amounts all appear to represent non-GAAP measures for which you should comply with Item 10(e) of Regulation S-K. Refer to our comments above regarding your presentation of Adjusted EBITDA and EBITDA.

    The Company has revised the table on page 63 to delete the columns for the six months ended June 30, 2008 and 2009 in response to the Staff's comment because, as suggested by the Staff's comment, these six-month measurement periods are not used in determining covenant compliance, which is determined on a trailing four-quarter basis. The Company has revised the table to delete the subtotal for the calculation of EBITDA. The subtotal for Adjusted EBITDA has been included to illustrate the additional adjustments required under our senior secured credit facilities and to enable investors to clearly understand the difference between the two measures. The Company believes that this presentation, as modified to reflect the Staff's comment, complies with the Staff's guidance in Question 10 of the FAQ.

34.
Please tell us why you present "Covenant EBITDA" for the twelve months ended June 30, 2009. Tell us and disclose whether you are required by your debt agreements to calculate this measure using this time period. The disclosure should clarify your reasons for presenting this information.

    The Company is required by its senior secured credit facilities to use trailing four-quarter financial information for the calculation of "Covenant EBITDA", which is used to determine compliance with the Company's leverage ratio covenant. The Company has revised the disclosure on pages 62 and 64 to clarify the Company's reasons for presenting this information.

Covenant compliance, page 59

35.
With a view toward clarified disclosure, please tell us how close you are currently to violating the fourth quarter 2009 leverage ratio.

    The Company has revised its disclosure on pages 61-62 to clarify information regarding its leverage ratio. As shown in the table on page 63, at September 30, 2009, the leverage ratio was 6.37 to 1.00. As disclosed on page 62, the test under the more restrictive of the Company's senior secured credit facilities will be 6.75 to 1.00 at December 31, 2009. Accordingly, if the December 31, 2009 test had been applied at September 30, 2009, the Company would have been in compliance.

Contractual obligations, page 63

36.
We note from your disclosure in the last paragraph under this section that you have excluded several contractual obligations from the "Contractual obligations" table. Please note that all enforceable and legally binding purchase obligations must be included to comply with Regulation S-K Item 303(a)(5).

    The Company has revised its disclosure on page 65 in response to the Staff's comment. The definition of Purchase Obligation under Item 303(a)(5) means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The Company's purchase orders can be modified in several ways to change the quantity, amount or delivery dates. They can also be cancelled. Since there are no fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction can be changed, the Company believes that its purchase orders do not constitute Purchase Obligations. The Company confirms that all contractual obligations required to be included in accordance with item 303(a)(5) of Regulation S-K have been included in the table.

Capital expenditures, page 63

37.
We note your disclosure that you anticipate that your capital expenditures for 2009 will be approximately $5 million. Please expand to disclose the anticipated sources of funds needed to fulfill such commitments. Refer to Regulation S-K Item 303(a)(2)(i).

    The Company has revised the disclosure on page 65 to include anticipated sources of funds needed to fulfill such commitments.

New dealers, page 76

38.
Please explain the nature and duration of your "dealer acquisition efforts." Do you purchase dealers and wholly own them? Do regulations governing relationships with dealers materially affect your business?

    The Company does not purchase dealers or maintain any ownership in them. The Company has revised the disclosure on page 79 to clarify its relationships with dealers. The Company also confirms that there are no regulations governing relationships with dealers that materially affect those relationships or the Company's business.

History, page 79

39.
With a view toward clarified disclosure in an appropriate section of your document, please tell us the history of Generac Power Systems, Inc., including its previous owners, and any affiliation with Briggs & Stratton.

    Prior to the Company's acquisition of Generac Power Systems Inc. in a leveraged buyout that was completed in November 2006, Generac Power Systems was a closely held corporation controlled by its founder. Prior to the leveraged buyout, Generac Power Systems sold a portion of its portable products business to The Beacon Group, a private equity firm, which eventually sold this business to Briggs & Stratton.

    The Company has revised the disclosure on page 82 to include additional information on the history of Generac Power Systems, Inc., principally to clarify its relationship with Briggs & Stratton.

Our products, page 79

40.
Please advise, with a view towards disclosure, whether any class of similar products have accounted for 10% or more of consolidated revenue in any of your last three fiscal years. See Regulation S-K Item 101(c)(l)(i).

    The Company has revised the disclosure on page 82 to include information on products sold in similar end markets that have accounted for 10% or more of consolidated revenue in any of the Company's last three fiscal years.

Research and development and intellectual property, page 82

41.
Please distinguish between the number of patents granted and patent applications. Please also disclose the duration and effect of the patents that you hold. Refer to Regulation S-K Item 101(c)(1)(iv).

    The Company has revised the disclosure on pages 85-86 to distinguish between the number of patents granted and patent applications, as well as the duration and effect of the patents the Company holds.

Regulation, page 85

42.
Refer to the last sentence of the second paragraph in which you disclose that the recent regulation "could" require you to redesign your products. Please explain the reason for the uncertainty. Also clarify the amount of your business generated by the "certain of [y]our products" mentioned in that sentence.

    The Company has revised the disclosure on page 88 to clarify that new regulations, as opposed to existing regulations, could require the Company to redesign its products. The Company believes that given the prospective nature of such changes, it cannot state with certainty what the impact of such regulations would be and, accordingly, the use of the word "could" is appropriate. The Company has also removed the reference to "certain of" its products, as it intends to make a general statement about the effect of changes in regulations on its business.

Director compensation, page 88

43.
Please quantify the board fees mentioned in the second paragraph.

    The Company is in the process of determining the post-offering board fees as part of the initial public offering process. The Company has added disclosure on page 92 and will fill in the amount of the fees in a subsequent amendment to the Registration Statement once the post-offering board fees are determined.

Audit Committee, page 90

44.
Please clarify how you intend to satisfy applicable audit committee independence requirements.

    The Company has revised the disclosure on page 94 to clarify how it intends to satisfy applicable audit committee independence requirements.

Compensation committee interlocks and insider participation, page 22

45.
Please provide the disclosure relating to your last completed fiscal year as required by Regulation S-K Item 407(e)(4).

    The Company has revised the disclosure on page 95 to include information on its last completed fiscal year as required by Regulation S-K Item 407(e)(4).

Compensation discussion and analysis, page 92

46.
Please disclose who comprised the "compensation committee" that made the decisions described in this section.

    The Company has revised the disclosure on page 95 to include those persons who comprised the "compensation committee."

Role of the Compensation Committee, page 92

47.
With a view toward clarified disclosure, please tell us whether the second sentence of this section is intended to incorporate disclosure by reference. If so, please tell us the authority on which you rely that permits such incorporation by reference.

    The Company respectfully advises the Staff that the second sentence of this section is not intended to incorporate disclosure by reference. The Company has revised the disclosure on page 96 to remove the reference to the website.

48.
Please identify the peer companies mentioned at the top of page 93. See Regulation S-K Item 402(b)(2)(xiv).

    The Company has revised the disclosure on page 97 to clarify that the compensation committee has historically used third party databases to obtain a general understanding of current compensation practices at manufacturing companies with comparable net sales rather than as a tool to benchmark compensation.

49.
Please expand your discussion regarding the compensation comparison to show what the comparison revealed and how it resulted in the amount of compensation changes disclosed. For example, did the comparison indicate that you were paying below the average salary and you increased your compensation to the average amount?

    The Company has revised the disclosure on page 97 to expand the discussion regarding the process used to evaluate the appropriateness of executive compensation.

Base salary, page 93

50.
We note that "[t]he compensation committee reviews the base salaries of the named executive officers on an annual basis and determines whether an increase is warranted based on its review of individual performance, compensation comparisons and recommendations of the Chief Executive Officer." However, it is unclear from your disclosure precisely what factors are used by the committee in its review and how the committee evaluates individual performance to determine base salary increases. For example, we note that Mr. Jagdfeld received a base salary of $350,000 pursuant to his employment agreement filed as exhibit 10.2, but for the 2008 fiscal year he received a salary of $400,000. Therefore, please provide expanded disclosure and clarity as to what factors are used by the compensation committee in determining actual payouts for base salary and the basis upon which decisions are made to increase base salaries for named executive officers. Your revised disclosure should specify how a named executive officer's base salary reflects such officer's individual performance or contribution. Please provide an enhanced discussion and analysis as to how the compensation committee evaluates the individual performance, both quantitative and qualitative, and specific contributions of each named executive officer when determining base salary. Refer to Regulation S-K Item 402(b)(2)(vii).

    The Company has revised the disclosure on page 97 to clarify and expand the discussion regarding the factors used by the compensation committee in determining compensation.

Annual Bonus, page 93

51.
Refer to the last paragraph of this section; please disclose the quarterly performance target. See Instruction 4 to Regulation S-K Item 402(b).

    The Company has revised the disclosure on page 98 to disclose the quarterly performance target.

Equity-based compensation, page 94

52.
Please reconcile your disclosure regarding the rights to purchase shares mentioned in the first sentence of this section and the restricted stock mentioned in the last paragraph on page 99 with lack of related disclosure in your compensation tables.

    The Company has revised the disclosure on page 106 related to the 2006 Equity Incentive Plan and has revised the Summary Compensation Table on p. 100 to include disclosure relating to the amortization of restricted Class A Share Common Stock expense resulting from the purchase of restricted shares by named executive officers under the plan.

Executive compensation, page 96

53.
We note your disclosure on pages 86 and 88 that your current principal executive officer and principal financial officer served in those positions since September 2008. We also note the paragraph following your summary compensation table regarding your principal executive officer. As required by Regulation S-K Item 402(a)(3), please include compensation information in the required tables and related compensation disclosure regarding all individuals who served in the capacities of principal executive officer and principal financial officer during your last completed fiscal year. Also include a row for each such individual in the table required by Regulation S-K Item 403(b).

    The Company has revised the disclosure on page 100 in response to the Staff's comment. The Company has added a row for the former interim CEO in the compensation tables on pages 100-102, and has revised the security ownership table on page 110 to include all named executive officers. The Company's current CEO served as the Company's CFO in 2008 prior to becoming CEO.

Equity vesting, page 99

54.
Please tell us why you do not provide the quantitative disclosure required by Instruction 1 to Regulation S-K Item 402(j) regarding these instruments or the repurchase provisions mentioned on page 100.

    With respect to the vesting of shares under the 2006 Equity Incentive Plan, as described on p. 104, the only impact of a change in control under this plan is accelerated vesting of some of the restricted shares purchased by the executive under the plan. The Company is not required to purchase the shares under the Shareholders Agreement described on p. 105 (or otherwise), and the amount, if any, that the executive would realize upon the sale of his or her shares in the change of control transaction would be a function of the price paid by the purchaser in the transaction. We have revised the disclosure on p. 104 to make this clearer.

    With respect to the Shareholders Agreement described on p. 105, following the occurrence of an IPO, the Company will have the right, but not the obligation, to purchase shares held by management shareholders who are parties to that agreement, including the named executive officers, under the limited circumstances described in the disclosure. Given that the exercise of this right is within the Company's sole discretion, the Company respectfully submits that the quantitative disclosure required by Instruction 1 to Regulation S-K Item 402(j) is not required. We have revised the disclosure on p. 105 to to make clearer the discretionary nature of this provision.

55.
Please disclose the "certain rate of return" and "certain threshold." Also disclose the price of your stock that would generate that rate of return and threshold.

    The Company has revised the disclosure on page 104 in response to the Staff's comment to include the "certain rate of return" and "certain threshold," as well as the price of the Company's stock that would generate that rate of return and threshold. The Company will complete the disclosure by filling in the blanks in a subsequent amendment to the Registration Statement.

56.
Please tell us which exhibit evidences the arrangements described in this section.

    The arrangements that are described under "Equity vesting upon a change of control" are contained in the individual restricted stock agreements filed with the Amendment as Exhibits 10.17-10.22 to the Registration Statement and evidence the arrangements described in this section.

Certain relationships and related person transactions, page 100

57.
Please ensure that you file all related-person agreements as exhibits. See Item 601(b)(l0)(ii)(A) of Regulation S-K. When you respond to this comment, please identify for us the exhibit number of the agreements related to each related-person transaction that you have disclosed.

    The Company has filed all related-person agreements as exhibits. The following exhibits to the Registration Statement evidence the agreements related to each related-personal transaction disclosed:

    •
    Shareholders Agreement by and among Generac Holdings Inc., certain stockholders of Generac Holdings Inc., including CCMP Capital Investors II, L.P., various of it affiliated funds, various funds affiliated with Unitas Capital Ltd. and the Management Shareholders (as defined in Shareholders Agreement), filed as Exhibit 4.2;

    •
    Advisory Services and Monitoring Agreement, filed as Exhibit 10.7;

    •
    2006 Management Equity Incentive Plan, filed as Exhibit 10.8;

    •
    Subscription and Stock Purchase Agreement by and between GPS CCMP Acquisition Corp. and John Bowlin, filed as Exhibit 10.9;

    •
    Subscription and Stock Purchase Agreement by and between GPS CCMP Acquisition Corp. and Ed Leblanc, filed as Exhibit 10.10;

    •
    Subscription and Stock Purchase Agreement by and between GPS CCMP Acquisition Corp. and Roger W. Schaus, Jr., filed as Exhibit 10.11;

    •
    Subscription and Stock Purchase Agreement by and between GPS CCMP Acquisition Corp. and Allen D. Gillette, filed as Exhibit 10.12;

    •
    Subscription and Stock Purchase Agreement by and between GPS CCMP Acquisition Corp. and York A. Ragen, filed as Exhibit 10.13;

    •
    Subscription and Stock Purchase Agreement by and between GPS CCMP Acquisition Corp. and CCMP Generac Co-Invest,L.P., filed as Exhibit 10.14;

    •
    Subscription and Stock Purchase Agreement by and among GPS CCMP Acquisition Corp., CCMP Capital Investors II L.P. and CCMP Capital Investors (Cayman) II, L.P., filed as Exhibit 10.15;

    •
    Letter Agreement to the Subscription and Stock Purchase Agreement by and among GPS CCMP Acquisition Corp., CCMP Capital Investors II L.P. and CCMP Capital Investors (Cayman) II, L.P., filed as Exhibit 10.16;

    •
    Restricted Stock Agreement by and between GPS CCMP Acquisition Corp. and Aaron P. Jagdfeld, filed as Exhibit 10.17;

    •
    Restricted Stock Agreement by and between GPS CCMP Acquisition Corp. and Allen D. Gillette, filed as Exhibit 10.18;

    •
    Restricted Stock Agreement by and between GPS CCMP Acquisition Corp. and Dawn A. Tabat, filed as Exhibit 10.19;

    •
    Restricted Stock Agreement by and between GPS CCMP Acquisition Corp. and Roger F. Pascavis, filed as Exhibit 10.20;

    •
    Restricted Stock Agreement by and between GPS CCMP Acquisition Corp. and Roger W. Schaus, Jr., filed as Exhibit 10.21;

    •
    Restricted Stock Agreement by and between GPS CCMP Acquisition Corp. and York A. Ragen, filed as Exhibit 10.22;

    •
    Management Subscription and Stock Purchase Agreements by and between GPS CCMP Acquisition Corp. and Ed LeBlanc, filed as Exhibit 10.23;

    •
    Management Subscription and Stock Purchase Agreements by and between GPS CCMP Acquisition Corp. and John Bowlin, filed as Exhibit 10.24;

    •
    Management Subscription and Stock Purchase Agreements by and between GPS CCMP Acquisition Corp. and Harry K. Hornish, Jr., filed as Exhibit 10.25;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.26;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.27;

    •
    Amendment to Exchange Agreements by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.28;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.29;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.30;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.31;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.32;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.33;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.34;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp. filed as Exhibit 10.35;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.36;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp., filed as Exhibit 10.37;

    •
    Exchange Agreement by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P. and GPS CCMP Acquisition Corp., filed as Exhibit 10.38;

    •
    Purchase Agreement by and between William Treffert, The William and Selma Treffert Living Trust Dated February 21, 1998, and GPS CCMP Acquisition Corp., filed as Exhibit 10.39;

    •
    Form of Confidentiality, Non-Competition and Intellectual Property Agreement, filed as Exhibit 10.40; and

    •
    Employee Nondisclosure and Noncompete Agreement, by and between Generac Power Systems, Inc. and Clement Feng, filed as Exhibit 10.41.

58.
With a view toward clarified disclosure, please tell us how you determined that the provisions in your agreements are "customary" as you indicate in this section.

    The Company has revised the disclosure to delete the word "customary."

59.
Please clearly state in this section the identity of each related person involved with each transaction without requiring investors to seek the meaning of defined terms like you do in the first paragraph under "Shareholders agreement." Likewise, please replace vague references to "certain shareholders" and "certain members of management" like on page 102 with specific disclosure identifying the related persons. Please also clarify the nature of your relationships with the individuals mentioned under "Repurchase of securities" on page 102.

    The Company has revised the disclosure on pages 105-108 in response to the Staff's comment.

60.
Please tell us why you do not describe in this section the "equity cure" transaction mentioned on page 62 and the related-person lease mentioned on page F-37.

    The Company respectfully advises the Staff that the description of the "equity cure" transaction mentioned on page 62 can be found on page 107 under "Issuances of securities—Sales of Series A Preferred Stock." In November 2008, the Company issued 1,550 shares of its Series A Preferred Stock to affiliates of CCMP for an aggregate purchase price of $15,500,000. In addition, the Company does not describe the related-person lease mentioned on page F-37 because it was terminated in 2006.

61.
With a view toward disclosure in appropriate sections of your prospectus, please tell us whether your principal stockholders were associated with your creditors at the time of the negotiation of your credit agreements or subsequently.

    The Company respectfully advises the Staff that the only relationship between its principal stockholders and its creditors at the time of the negotiation of its credit agreements or subsequently is one or more affiliates of JP Morgan Chase Bank are limited partners in CCMP Capital Investors II, L.P., which is a stockholder of the Company, and one or more affiliates of Goldman, Sachs & Co. are limited partners in CCMP Capital Investors (Cayman), L.P. and CCMP Generac Co-Invest, L.P., which are stockholders of the Company. In addition, CCMP Capital Advisors, LLC continues to manage the portfolio of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. CCMP's separation from JP Morgan Chase Bank was completed prior to the negotiation of the Company's credit agreement.

Shareholders agreement, page 100

62.
Please describe the operation of the preemptive rights provisions so that investors can understand how those provisions resulted in related-party involvement in the transactions that you disclose on pages 43, 44 and 102.

    The Company has revised the disclosure on page 107 under "Issuances of Securities" to describe the operation of the preemptive rights provisions.

Advisory services and monitoring agreement, page 100

63.
Please quantify the amount paid under the agreement during each period required to be addressed by Regulation S-K Item 404. Also quantify the amount to be paid as mentioned in the penultimate paragraph of this section, and clarify whether the amount will be paid with proceeds of this offering.

    The Company has added disclosure to indicate the amounts paid under the agreement in 2007-2009 in response to the Staff's comment. The Company respectfully advises the Staff that the amount to be paid described in the penultimate paragraph of the section will not be determinable with precision until the Company knows a closing date for the offering. As already described in this section, this amount will be a pro rata portion of the quarterly advisory fee of $125,000, or $1,388.89 per day ($125,000 / 90 days), plus reasonable out-of-pocket expenses. For example, assuming this offering were to occur on January 10, 2010, the Company would be required to pay the Sponsors $13,888.89, plus any unreimbursed expenses. The amount to be paid under the advisory services agreement in connection with the offering will not be paid with proceeds from the offering.

Issuances of securities, page 101

64.
Please disclose the amount that the related persons paid for the debt exchanged for your shares. Please also show us how your disclosure in this section is reconcilable with your disclosure in the section entitled "CCMP transactions" on pages 43-44.

    The Company has revised the disclosure on page 106 in response to the Staff's comment. The disclosure in this section represents a portion of the transactions described under the "CCMP transactions."

65.
Please clarify the amount of time between each debt purchase by a related person and the issuance of your equity in exchange for the debt. Provide disclosure required by Regulation S-K Item 404(a)(5) as applicable.

    The Company respectfully advises the Staff that the debt purchases and the issuances of equity occurred within one to two days of each other, except for a single instance in which the contribution of two debt purchases by CCMP (dated February 25, and February 27, 2009) to the Company was delayed for administrative reasons and occurred on March 9, 2009, or within twelve days of CCMP's purchase of that debt. The Company believes that no additional disclosure is required under Regulation S-K Item 404(a)(5).

Repurchase of securities, page 102

66.
Please disclose the amount paid to each related party, including the per share price.

    The Company has reviewed the required disclosure under Item 404 of Regulation S-K and has determined that only a repurchase of shares from a trust affiliated with the former Chief Executive Officer of the Company, William Treffert, is required to be disclosed. The Company has revised the disclosure on page 107 to include the repurchase of shares from the trust. The disclosure includes the amount paid to the trust, including the per share price.

Mandatory conversion, page 102

67.
Please disclose the rate at which your outstanding securities held by related persons will convert into your common stock to be outstanding upon the completion of this offering. Also disclose the amount of any other consideration to be paid in connection with the conversion, including dividends.

    The Company has reviewed the required disclosure under Item 404 of Regulation S-K and has determined that the section "Mandatory conversion" is not required. The Company believes the disclosure should be included in "Management's discussion and analysis of financial condition and results of operations—Corporate reorganization" on page 44, and has revised the disclosure accordingly. No other consideration will be paid in connection with the conversion.

Principal stockholders, page 104

68.
Please disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to your shares held in the name of CCMP Capital, LLC and Unitas Capital Ltd, Additionally, please clarify whether the shares held by CCMP Capital, LLC will be reflected in the beneficial ownership of your directors and executive officers; we note in this regard footnote (1) to the principal stockholders table.

    The Company respectfully advises the Staff that no single natural person can exercise voting or investment power with respect to the securities beneficially owned by CCMP Capital, LLC and Unitas Capital Ltd and, accordingly, that disclosure of the names of a natural person or persons is not required under Item 403 of Regulation S-K. Voting and investment decisions with respect to these securities are made by officers of CCMP Capital and Unitas Capital Ltd. Consistent with the "rule of three" first articulated in the no-action letter to Southland Corp. (August 10, 1987), when a majority of three or more individuals is required to make voting or investment decisions, none of the individuals is deemed to be a beneficial owner of the security. Rule 13d-1 provides that a beneficial owner is anyone who has or shares voting or investment power with respect to a security. Therefore no natural person at CCMP Capital, LLC and Unitas Capital Ltd. has or shares voting or investment power with the securities.

    With respect to the Staff's question concerning beneficial ownership by directors and executive officers, the shares held by CCMP Capital, LLC will not be reflected in the beneficial ownership of directors of the Company that are affiliated with CCMP Capital, LLC for the reason explained in the preceding paragraph. As indicated in footnote (1) to the table, each such director disclaims beneficial ownership of such shares.

69.
Please reconcile your reference to 11 persons in the last row of the table with the number of individuals in the tables on page 86 and 88.

    The Company has revised the disclosure on page 110 to add the additional executive officers to the referenced table.

Description of capital stock, page 106

70.
Please provide the disclosure required by Regulation S-K Item 201(b)(1). Also demonstrate whether you have previously been required to file a registration statement pursuant to Section 12(g) of the Exchange Act.

    The Company has revised the disclosure on page 111 in response to the Staff's comment. The Company confirms that at no point has its capital stock been held of record by 500 or more people, and, accordingly, the Company has not previously been required to file a registration statement pursuant to Section 12(g) of the Exchange Act.

Shares eligible for future sale, page 110

71.
Please disclose the number of shares subject to the lock-up. Also disclose the number of shares that could be sold pursuant to Rule 144.

    The Company has revised the disclosure on page 115 in response to the Staff's comment. In addition, the Company will complete the disclosure when it discloses a price range in a subsequent amendment to the Registration Statement.

Underwriting, page 116

72.
Refer to the penultimate sentence of the last full paragraph on page 119. Please clarify how that sentence is consistent with Section 14 of the Securities Act.

    Section 14 of the Securities Act states that any stipulation or provision binding any person acquiring any security to waive compliance with any provision of the Securities Act or of the rules and regulations of the Commission is void. The Company respectfully advises the Staff that the penultimate sentence of the last full paragraph of page 119 is intended, rather, to advise potential investors that the offering may also be subject to provisions of foreign law in non-U.S. jurisdictions in which those investors may reside. Within the context of the paragraph, which addresses the treatment of the offering outside the United States, the Company believes that the sentence in question does not suggest that any person may waive compliance with the Securities Act or the rules thereunder in violation of Section 14 of the Securities Act. Nonetheless, in order to avoid any potential confusion on this point, the Company has removed the sentence identified by the Staff.

73.
Refer to the last full paragraph on page 121. Please describe each material relationship with an underwriter, not merely an "example."

    The Company believes that the last two paragraphs on page 126 describe all material relationships between the Company and the underwriters. The Company has deleted the words "For example" in response to the Staff's comment.

Index to consolidated financial statements, page F-1

74.
Please update the financial statements as required by Rule 3-12 of Regulation S-X.

    The Company has updated the financial statements in the Registration Statement.

Consolidated statements of operations, page F4

75.
Please revise to state separately your goodwill impairment charges consistent with 350-20-45-2 of the FASB ASC (formerly paragraph 43 of SFAS 142).

    The Company has revised the disclosure on page F-4 to present goodwill impairment and trade name impairment as separate line items on the Consolidated Statement of Operations.

Note 2.  Significant accounting policies, page F-9

Goodwill and other indefinite-lived intangible assets, page F-12

76.
We note from your disclosure in this section and on pages 47 and 48 that you had an independent valuation firm complete an appraisal of the company for use in your goodwill impairment analysis as of October 31, 2008. Please describe to us and revise to clarify the nature and extent of the third party valuation firm's involvement and management's reliance on the work of the independent valuation firm. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

    The Company has revised the disclosure on page F-12 to remove any suggestion that it is attributing the valuation of goodwill and other intangible assets solely to a third-party expert. The goodwill and other intangible impairment determination was made by management with the assistance of an independent third-party valuation firm, and our disclosure was not intended to suggest or imply otherwise.

77.
With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. Discuss the methodologies used in testing your other intangible assets for impairment and the results of any impairment testing performed. We may have further comment upon reviewing your response.

    The Company respectfully advises the Staff that a discussion of its accounting policies for other intangible assets, including its impairment testing methodology and the results of such tests, can be found on page F-11 under "Significant accounting policies—Long-lived assets," which includes property and equipment, customer lists, patents and other intangible assets, but excludes goodwill and trade names.

78.
With respect to your impairment testing on trade names, discuss the methodologies used consistent with 350-30-50-3 of the FASB ASC (formerly paragraph 46 of SFAS 142).

    For each impairment loss recognized related to an intangible asset, the applicable provisions of FASB ASC 350-30-50-3 require disclosure of the following information in the notes to the financial statements that include the period in which the impairment loss is recognized: (i) description of the impaired intangible asset and the facts and circumstances leading to the impairment, (ii) the amount of the impairment loss and the method for determining fair value and (iii) the caption in the income statement or the statement of activities in which the impairment loss is aggregated.

    As disclosed on page F-12, the Company performed its annual fair value-based impairment test on trade names as of October 31, 2008 using the relief-from-royalty approach. As a result of the test, the Company recorded a non-cash charge of $80.3 million for trade name impairment. The primary reason for this impairment charge related to a re-branding strategy, which was committed to in the fourth quarter of 2008 and resulted in the Company's plan to discontinue the use of a particular trade name over time as it consolidates brands under the Generac label. Accordingly, the trade name was written down to its estimated realizable value of $8.7 million, which will be amortized over its remaining useful life of 2 years. As disclosed, the fair value of trade names was measured using a relief-from-royalty approach, which assumes the fair value of the trade name is the discounted cash flows of the amount that would be paid had the Company not owned the trade name and instead licensed the trade name from another company.

    As noted above in response to Comment No. 75, the Company has revised the disclosure on page F-4 to present goodwill impairment and trade name impairment as separate line items on the consolidated statements of operations.

Note 6.  Redeemable stock and stockholders' equity (deficit), page F-23

79.
Please tell us in more detail how you will account for the Series A Preferred stock and the Class B common stock if they automatically convert to Class A common stock before the initial public offering.

    The Company respectfully advises the Staff that the conversion of the Series A Preferred stock and the Class B Common stock will occur substantially simultaneously with the initial public offering. The Company confirms that it has no plans or the ability to convert the Series A Preferred stock and the Class B common stock to common stock, except as part of the initial public offering. Consequently, upon the initial public offering, the conversion of the Series A Preferred stock and the Class B Common stock will be accounted for as described on page F-24 of the Amendment.

Note 7.  Earnings per share, page F-27

80.
We note that you state that the effect of the conversion of the Series A Preferred and Class B Common Stock is considered anti-dilutive. Please revise to quantify the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for each of the reporting periods presented. Refer to paragraph 260-10-50-1 of the FASB Accounting Standards Codification.

    The Series A preferred and Class B common stock are only convertible to Class A common stock immediately prior to an initial public offering and, as such, they are excluded from diluted earnings per share calculations. The number of shares of Class A common stock which will be issued upon conversion of the Series A preferred and

    Class B common stock is dependent upon the initial public offering price of the Class A common stock on the date of conversion as well as the unpaid priority return. The initial public offering price of our Class A common stock is not currently known. In a later filing, we plan to update our disclosure to indicate the estimated number of shares of Class A common stock which will be issued upon conversion of the Series A preferred and Class B common.

    The Company has revised the disclosure on page F-29 in response to the Staff's comment.

Recent sales of unregistered securities, page II-3

81.
Please revise your disclosure in this section to specify which exemption from registration was claimed for each disclosed transaction; we note in this regard your disclosure at the bottom of page 11-3 that you claimed exemption under both Section 4(2) of the Securities Act and Securities Act Rule 701. Additionally, please revise to state briefly the facts relied upon to make the exemption available. Refer to Regulation S-K Item 701(d).

    The Company has revised the disclosure on page II-3 that it relied on an exemption under Section 4(2) of the Securities Act for each of the disclosed transactions in response to the Staff's comment. In addition, the Company has revised the disclosure to add the facts relied upon to make the exemption available.

Undertakings, page II-5

82.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise accordingly.

    The Company has revised the disclosure on page II-8 to include the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Exhibit Index

83.
Please file as exhibits the acquisition and reorganization agreements mentioned in your registration statement, including the agreement by which you acquired Generac Power Systems in 2006.

    The Company acknowledges the Staff's comment and will file all exhibits required under Item 601 of Regulation S-K. With respect to the merger agreement by which the Company acquired Generac Power Systems in 2006, the Company respectfully advises the Staff that it believes it is not required to file this agreement under Item 601 of Regulation S-K, as the merger agreement was entered into more than two years before the filing of the Registration Statement. The transaction contemplated by this agreement was completed in November 2006, and there are no financial or other material contractual obligations that survived the closing. Accordingly, the Company believes that this agreement is not a "material contract" for purposes of Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

84.
Please include a currently dated consent from your independent accountant prior to requesting effectiveness.

    The Company has filed an updated consent with the Amendment. The Company will include a further updated consent from its independent accountant in each subsequent amendment to the Registration Statement prior to requesting effectiveness.

We would very much appreciate receiving the Staff's comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,
/s/ MATTHEW D. BLOCH
Matthew D. Bloch

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